United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 29 September 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

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1 November 2023

COCA-COLA EUROPACIFIC PARTNERS

Trading update for the third quarter ended 29 September 2023 & Interim Dividend Declaration

Solid performance, reaffirming FY guidance

					Change vs 2022
		Revenue	Volume (UC)[1]	Revenue per UC[1],[2],[3]	Comparable[2], [8] Volume	Revenue per UC[1],[2],[3]	FXN[2],[3] revenue	Revenue
Q3 2023	Europe	€3,956m	705m	€5.65	(4.0)%	9.0%	4.5%	3.5%
	API	€851m	141m	€6.74	(7.0)%	10.5%	3.0%	(8.0)%
	CCEP	€4,807m	846m	€5.83	(4.5)%	9.0%	4.0%	1.5%

YTD 2023	Europe	€11,061m	2,012m	€5.57	0.0%	9.0%	9.0%	7.5%
	API	€2,723m	465m	€6.25	(6.0)%	12.0%	5.5%	(1.0)%
	CCEP	€13,784m	2,477m	€5.69	(1.0)%	9.5%	8.5%	6.0%

Damian Gammell, Chief Executive Officer, said:
"2023 continues to be a strong year for CCEP reflecting great brands, solid in-market execution and strong customer relationships. Our focus on revenue and margin growth management, along with our price and promotion strategy, drove solid gains in revenue per unit case. Transactions outpaced volume and we grew both share and household penetration across our markets. Given our strong year to date performance, we are reaffirming our full year guidance and declaring a full year dividend up almost 10% on last year. This demonstrates the strength of our business and ability to continue to deliver shareholder value.

“In the third quarter, we also delivered top line growth despite mixed summer weather across Europe and the ongoing execution of our long-term transformation strategy in Indonesia. We delivered fantastic activation, including during the Women's World Cup, supporting strong underlying volume growth in Australia and New Zealand.

“Looking to next year and beyond, we remain confident in the resilience of our categories, despite ongoing macroeconomic and geopolitical volatility. We continue to actively manage our pricing and promotional spend to remain affordable and relevant to our consumers, alongside our focus on productivity and free cash flow. All supported by our talented and engaged colleagues, and our strong relationships with our brand partners and customers. Finally, we have been working closely with The Coca-Cola Company and Aboitiz[4] on the proposed acquisition of Coca-Cola Beverages Philippines[5], aligned with our aim of driving sustainable and stronger growth through diversification and scale. We remain on track to close early next year and look forward to sharing more in due course.”

Note: All footnotes included after the ‘About CCEP’ section

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Q3 & YTD HIGHLIGHTS[2]
Revenue
Q3 Reported +1.5%; Fx-neutral +4.0%
•Delivered more revenue growth YTD for our retail customers than any of our FMCG peers in Europe & our NARTD peers in Australia & New Zealand (NZ)[6]
•NARTD YTD value share gains[6] across measured channels both in-store (+10bps) & online (+100bps), & increased household penetration in Europe (+50bps)[7]
•YTD transactions ahead of volume growth in Europe, Australia & NZ
•Q3 comparable volume -4.5%[8]
◦By geography:
▪Europe -4.0%[8] reflecting solid in-market execution offset by mixed summer weather & cycling strong comparables (Q3’22 comparable volume +12.0%)
▪API -7.0%[8] solid in-market execution driving continued volume growth in Australia & NZ offset by the strategic SKU portfolio rationalisation & softer consumer spending in Indonesia
◦By channel: Away from Home (AFH) -5.0%[8] & Home -4.5%[8] both in line with volumes
•Strong revenue per unit case +9.0%[1],[3] (Europe: +9.0%; API: +10.5%) driven by positive headline price increases & promotional optimisation alongside favourable brand mix

Dividend
•Declaring second half interim dividend per share of €1.17 (to be paid in December 2023)
•Resulting in full year dividend per share of €1.84, +9.5% vs 2022, maintaining annualised total dividend payout ratio of approximately 50%[9]

Proposal to jointly acquire Coca-Cola Beverages Philippines, Inc. with Aboitiz Equity Ventures Inc.
•On track to close early next year, updates to follow in due course

Other
•Re-affirming FY23 guidance (see below)
•Recognised as Top Employer in Europe by the Top Employers Institute
•Appointed Deutsche Numis as house brokers to CCEP in September 2023

SUSTAINABILITY HIGHLIGHTS
•Received approval from the Science Based Targets initiative (SBTi) of CCEP's long-term 2040 net zero and 2030 greenhouse gas reduction targets
•Entered into CCEP Ventures partnership with Swansea University to explore CO₂ upcycling technology for the creation of ethylene, a key component of plastic bottle caps
•Achieved carbon neutral certification for a further six manufacturing sites (five in Iberia and one in NZ), now a global total of 13 sites

FY23 GUIDANCE[2]
The outlook for FY23 reflects our current assessment of market conditions. Unless stated otherwise, guidance is on a comparable & FX-neutral basis. FX is expected to decrease FX-neutral guidance by approximately 250 basis points for the full year (previously ~200 basis points)

Revenue: comparable growth of 8-9% (unchanged)
Cost of sales per unit case: comparable growth of ~8% (unchanged)
•Commodity inflation expected to be ~8% (unchanged)
•FY23 hedge coverage at >98%
Operating profit: comparable growth of 12-13% (unchanged)
Comparable effective tax rate: ~24% (unchanged)
Free cash flow: at least €1.7bn (unchanged)

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Third-Quarter & Year-To-Date Revenue Performance by Geography[2]
Note: All values are unaudited and all references to volumes are on a comparable basis. All changes are versus 2022 equivalent period unless stated otherwise

	Q3			YTD
			Fx-neutral			Fx-neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	853	3.0%	3.0%	2,423	5.5%	8.5%
France[10]	586	3.0%	3.0%	1,786	12.5%	12.5%
Germany	800	9.0%	9.0%	2,258	11.5%	11.5%
Iberia[11]	1,029	6.0%	6.0%	2,570	10.0%	10.0%
Northern Europe[12]	688	(4.5)%	(1.0)%	2,024	0.0%	3.5%
Total Europe	3,956	3.5%	4.5%	11,061	7.5%	9.0%
API[13]	851	(8.0)%	3.0%	2,723	(1.0)%	5.5%
Total CCEP	4,807	1.5%	4.0%	13,784	6.0%	8.5%

France
•Q3 volume decline reflects strong comps & mixed summer weather this year.
•Fuze Tea continued to perform well achieving double-digit volume growth (+26%). Monster, Sprite & Powerade also outperformed.
•Revenue/UC[14] growth driven by headline price increase implemented in the first quarter.

Germany
•Q3 volume growth reflects continued strong trading in the Home channel supported by great execution.
•Continued growth in Coca-Cola Zero Sugar & Fanta. Monster, Fuze Tea & Powerade achieved double-digit volume growth.
•Revenue/UC[14] growth driven by favourable price from the annualisation of the second headline price increase last year & further price implemented in Q3. Positive brand mix also contributed to the growth e.g. Monster volume +42.0%.

Great Britain
•Q3 volume decline reflects strong comps & mixed weather during key summer months (July & August).
•High single digit growth in Coca-Cola Zero Sugar & Monster achieved double-digit growth.
•Revenue/UC[14] growth driven by headline price increase implemented at the end of the second quarter. Positive brand mix also contributed to the growth e.g. Monster volume growth +10.0% & launch of Jack Daniel’s & Coca-Cola.

Iberia
•Q3 volume decline reflects strong comps & strategic de-listings within Spain’s bulk water portfolio. AFH benefiting from strong tourism, trending ahead of pre-pandemic levels.
•Coca-Cola Zero Sugar, Sprite & Monster performed well. Royal Bliss achieved double-digit growth (+43%), supported by launch in Portugal.
•Revenue/UC[14] growth driven by headline price, implemented in the first quarter & positive mix.

Northern Europe
•Q3 volume decline reflects strong comps (cycling double-digit volume growth) & mixed summer weather this year.
•Monster, Powerade & Aquarius outperformed achieving double-digit volume growth.
•Revenue/UC[14] growth driven by headline price increase implemented across the markets this year (Netherlands in Q3).

API
•Australia & NZ grew Q3 volumes despite strategic de-listings within Australia’s bulk water portfolio, supported by solid execution, including great Women’s World Cup activation. Overall volume decline reflects the strategic SKU rationalisation & softer consumer spending in Indonesia.

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•Coca-Cola Zero Sugar, Monster & Powerade outperformed.
•Encouraging start to the launch of Coca-Cola Zero Sugar & Sprite Zero in Indonesia.
•Revenue/UC[14] growth driven by headline price increase implemented across all markets during the first half.

Third-Quarter & Year-To-Date Volume Performance by Category[2],[8]
Note: All values are unaudited and all references to volumes are on a comparable basis. All changes are versus 2022 equivalent period unless stated otherwise

	Q3		YTD
	% of Total	% Change	% of Total	% Change
Sparkling	84.0%	(3.5)%	84.5%	(0.5)%
Coca-Cola®	58.0%	(4.0)%	58.5%	(0.5)%
Flavours, Mixers & Energy	26.0%	(3.0)%	26.0%	0.0%
Stills	16.0%	(10.0)%	15.5%	(6.0)%
Hydration	8.0%	(13.5)%	8.0%	(8.0)%
RTD Tea, RTD Coffee, Juices & Other[15]	8.0%	(6.5)%	7.5%	(3.5)%
Total	100.0%	(4.5)%	100.0%	(1.0)%

Coca-Cola®
•Q3 Europe -4.5% reflecting tough comps & mixed summer weather. API growth +1.0% supported by strong in-market activation of Women’s World Cup across Australia & NZ.
•Q3 Coca-Cola Original Taste -4.0% reflecting tough comps & mixed summer weather in Europe.
•Coca-Cola Zero Sugar continued to grow (+1.0%) across our markets in Q3 & gained value share[6] of Total Cola +50bps, led by GB +140bps.

Flavours, Mixers & Energy
•Q3 Fanta -6.0% cycling tough comps (Q3’22 +20%[16]) & mixed summer weather in Europe.
•Q3 Energy +12.0% led by Monster, continuing to gain distribution & share through exciting innovation, e.g. launch of Monster Green Zero Sugar in GB.

Hydration
•Q3 Water -21.5% driven by strategic portfolio choices (SKU rationalisation in Indonesia, the exit of large PET packs in Germany (Vio) & Iberia (Aquabona), & Mount Franklin bulk pack in Australia). Mixed summer weather in Europe also contributing.
•Q3 Sports +5.5% growth in Powerade across all markets[17].

RTD Tea, RTD Coffee, Juices & Other[15]
•Q3 Juice drinks -12.0% reflecting strategic SKU rationalisation in Indonesia & mixed weather impacting Capri Sun in GB & France.
•Q3 RTD Tea/Coffee -2.0% reflecting strategic SKU rationalisation in Indonesia, partially offset by continued growth in Fuze Tea across Europe (+14.5%).
•Jack Daniel’s & Coca-Cola performing well, e.g. now #1 ARTD[18] value brand in GB[19] after launch 6 months ago.

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Conference Call
•1 November 2023 at 12:00 GMT, 13:00 CEST & 8:00a.m. EDT; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Dividend
•The CCEP Board of Directors declared a second half interim dividend of €1.17 per share
▪The interim dividend is payable 5 December 2023 to those shareholders of record on 17 November 2023
▪CCEP will pay the interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges & London Stock Exchange
▪Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 1 November 2023. This translated amount will be posted on our website here: https://ir.cocacolaep.com/shareholder-information-and-tools/dividends

Financial Calendar
•Q4 & FY Results 2023: 20 February 2024
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts

Investor Relations
Sarah Willett	Awais Khan	Raj Sidhu
sarah.willett@ccep.com	awais.khan@ccep.com	raj.sidhu@ccep.com

Media Relations
ccep@portland-communications.com

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 2 million customers across 30 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

___________________
1.A unit case equals approximately 5.678 litres or 24 8-ounce servings
2.Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable results; Change percentages against prior year equivalent period unless stated otherwise
3.Comparable & FX-neutral
4.Aboitiz Equity Ventures Inc.
5.Coca-Cola Beverages Philippines, Inc.
6.External data sources: Nielsen & IRI Period 9 YTD
7.Increased households (+50bps) P9 YTD for GB, Germany, Spain, France, Netherlands, P8 YTD for Belgium
8.No selling day shift in Q3 or YTD; CCEP reported volume -4.5% in Q3 & -1.0% in YTD
9.Dividends subject to Board approval
10.Includes France & Monaco
11.Includes Spain, Portugal & Andorra
12.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
13.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
14.Revenue per unit case
15.RTD refers to ready to drink; Other includes Alcohol & Coffee
16.Pro-forma & comparable basis
17.In all listed markets, Powerade not listed in Indonesia
18.ARTD refers to alcohol ready to drink
19.Combined portfolio of Jack Daniels & Coca-Cola and Jack Daniels & Coca-Cola Zero Sugar, external data source Nielsen last 4 weeks ending 9 September 2023

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, and divestitures, including the proposed joint venture with Aboitiz Equity Ventures Inc. (AEV) and acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI), strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2022 Annual Report on Form 20-F filed with the SEC on 17 March 2023 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2023 Half-year Report filed with the SEC on 2 August 2023;

2. risks and uncertainties relating to the global supply chain and distribution, including impact from war in Ukraine and increasing geopolitical tensions and conflicts including in the Middle East and Asia Pacific region, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

3. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn;

4. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets;

5. risks and uncertainties relating to potential water use reductions due to regulations by national and regional authorities leading to a potential temporary decrease in production volume; and

6. risks and uncertainties relating to the proposed joint venture with AEV and acquisition of CCBPI, including the risk that the proposed transactions may not be consummated on the currently contemplated terms or at all, or that our integration of CCBPI’s business and operations may not be successful or may be more difficult, time consuming or costly than expected.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, our agreements relating to and results of the proposed joint venture with AEV and acquisition of CCBPI, and ability to remain in compliance with existing and future regulatory compliance, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

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Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our consolidated financial statements.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, income arising from the ownership of certain mineral rights in Australia, gain on sale of sub-strata and associated mineral rights in Australia, net impact related to European flooding and acquisition and integration related costs. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.

‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Additionally, within this document, we provide certain forward-looking non-IFRS financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplemental Financial Information - Revenue
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	29 Sept 2023	30 Sept 2022	% Change	29 Sept 2023	30 Sept 2022	% Change
As reported and comparable	4,807	4,745	1.5%	13,784	13,025	6.0%
Adjust: Impact of fx changes	129	n/a	n/a	317	n/a	n/a
Comparable and fx-neutral	4,936	4,745	4.0%	14,101	13,025	8.5%

Revenue per unit case	5.83	5.35	9.0%	5.69	5.20	9.5%

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	29 Sept 2023	30 Sept 2022	% Change	29 Sept 2023	30 Sept 2022	% Change
As reported and comparable	3,956	3,820	3.5%	11,061	10,271	7.5%
Adjust: Impact of fx changes	28	n/a	n/a	134	n/a	n/a
Comparable and fx-neutral	3,984	3,820	4.5%	11,195	10,271	9.0%

Revenue per unit case	5.65	5.19	9.0%	5.57	5.11	9.0%

Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Third-Quarter Ended			Nine Months Ended
	29 Sept 2023	30 Sept 2022	% Change	29 Sept 2023	30 Sept 2022	% Change
As reported and comparable	851	925	(8.0)%	2,723	2,754	(1.0)%
Adjust: Impact of fx changes	101	n/a	n/a	183	n/a	n/a
Comparable and fx-neutral	952	925	3.0%	2,906	2,754	5.5%

Revenue per unit case	6.74	6.11	10.5%	6.25	5.58	12.0%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 1, 2023	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer